

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Via US Mail and Facsimile to (416) 866-7867

Luc A. Vanneste
Executive Vice President and Chief Financial Officer
Bank of Nova Scotia
44 King Street West,
9th Floor Scotia Plaza
Toronto, Ontario, M5H 1H1

      Re: Bank of Nova Scotia
      Form 40-F for Fiscal Year Ended October 31, 2009
      Forms 6-K for Fiscal Quarters Ended January 31, 2010,
      April 30, 2010, and July 31, 2010
      File No. 002-09048

Dear Mr. Vanneste:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                John A. Spitz
                Staff Accountant